1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

June 5, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  John Ganley, Division of Investment Management

Re:                             KKR Income Opportunities Fund (f/k/a KKR Alternative Income Opportunities Fund) (the “Fund”)

(File Nos. 811-22543 and 333-173274)

Dear Mr. Ganley:

Thank you for your telephonic comments regarding the registration statement (the “Registration Statement”), filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Fund, as filed February 15, 2013.  The Staff’s comments, along with the Fund’s responses, are set forth below. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements to the Registration Statement discussed below on its behalf, as applicable.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

GENERAL COMMENT:

Comment 1.                            Please consider whether Rule 35d-1 of the 1940 Act would apply to the use of “Alternative” in the Fund’s name.

Response 1.                               We have removed the word “Alternative” from the Fund’s name.

PROSPECTUS:

Comment 2.                            Please explain what the Adviser considers to be “macro catalysts or indiosyncratic events.”

Response 2.                               Macro catalysts are macroeconomic events or trends that create market inefficiencies or misvaluations and provide investment opportunities.  Idiosyncratic events include unexpected developments that impact an issuer or its industry, again creating investment opportunities based on misvaluations or market inefficiencies.

Comment 3.                            In the “Investment Philosophy” section of the Prospectus Summary, please delete the third paragraph and corresponding bullet points on pages 9 and 10.

Response 3.                               The disclosure has been deleted.

Comment 4.                            In the “Temporary Investments” section of the Prospectus Summary, please delete “or in order to keep the Fund’s cash fully invested” in the first sentence of the section.

Response 4.                               The disclosure has been deleted.

Comment 5.                            Please confirm that the Fund does not expect to implement a managed distribution policy.

Response 5.                               The Fund does not currently expect to implement a managed distribution policy.

Comment 6.                            Please revise the “Fixed-Income Instruments Risk” risk factor to include disclosure regarding general interest rate risk and that interest rates are currently near historical lows.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                            Disclosure on the Cover Page and on page 41 states that the Adviser has agreed to pay organizational expenses and to pay certain offering expenses above a certain dollar threshold amount. Please revise footnote 1 with an estimate of the following:

•                  The size of the offering in dollars and shares;

•                  The total offering costs in dollars and costs per share;

•                  The offering costs expected to be paid by the Adviser in dollars and costs per share; and

•                  The offering costs expected to be paid by the Fund in dollars and costs per share.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            Please confirm that the Fund is not required to include “Acquired Fund Fees and Expenses” as a line item in the Fund Fees and Expenses table.

Response 8.                               The Fund does not currently expect Acquired Fund Fees and Expenses to exceed more than one basis point (0.01%) of total annual expenses.

Comment 9.                            In the “Investment Objectives and Investment Strategies—Investment Policies—Segregation and Cover Requirements” section of the Prospectus, please explain how the Fund covers its obligations when it sells a credit default swap.

Response 9.                               The Fund intends to segregate assets to cover the full notional amount of any obligation under a credit default swap where the Fund is a seller of credit protection.

Comment 10.                     Please confirm that the Fund does not expect to obtain leverage principally through the use of proceeds from inverse floating rate obligations.

Response 10.                        The Fund does not currently expect to obtain leverage principally through the use of inverse floating rate obligations.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 11.                     Please delete “(ii) any exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time” from Investment Restriction 3.

Response 11.                        We respectfully acknowledge the comment; however, we are unaware of any statutory, regulatory or other interpretive guidance that prohibits our proposed policy. In addition, we believe that the current investment restrictions are consistent with those of others in the industry. In the event that the Fund were to receive any such exemptive or other relief, the Fund would notify investors prior to making any modification to any affected fundamental investment limitation.

Comment 12.                     Please revise the “Management of the Fund” section of the SAI to include Trustee information.

Response 12.                        The disclosure has been revised accordingly.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3526 or Kenneth E. Young, Esq. at 212.698.3854 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai